Connexa Sports Technologies Inc.

74 E. Glenwood Ave. #320

Smyrna, DE 19977

June 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Connexa Sports Technologies Inc.
Registration Statement on Form S-3, File No. 333-284188

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: June 11, 2025

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

Connexa Sports Technologies Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, as amended (File No. 333-284188), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on June 11, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

Connexa Sports Technologies Inc.

/s/ Thomas Tarala
Thomas Tarala
Chief Executive Officer